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                               June 14, 2023

       Nicole LaBrosse
       Senior Vice President and Chief Financial Officer
       Halozyme Therapeutics, Inc.
       12390 El Camino Real
       San Diego, CA 92130

                                                        Re: Halozyme
Therapeutics, Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-32335

       Dear Nicole LaBrosse:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       8. Long-Term Debt, Net, page F-30

   1. We note that each of your 2024, 2027 and 2028 Convertible Notes are convertible at the option of the holder
only in certain circumstances. Please explain to us how you
                                                        evaluated these
instruments to determine whether the conversion features were required to be bifurcated and
accounted for as a derivative under ASC 815. In your response, specifically address
whether each conversion option contingency meets the definition of a derivative and, if so,
whether it qualifies for the scope exception for contracts involving an entity's own equity as
set forth in ASC 815-10-15-74(a). Please also revise your
                                                        accounting policy
disclosure accordingly in your future filings.
 Nicole LaBrosse
FirstName  LastNameNicole
Halozyme Therapeutics, Inc.LaBrosse
Comapany
June       NameHalozyme Therapeutics, Inc.
     14, 2023
June 14,
Page 2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202)
551-
3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences